Exhibit 99.1

PRESS RELEASE
CRESCENT POINT ANNOUNCES RENEWAL OF CREDIT FACILITIES
June 26, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that it has successfully renewed its unsecured, covenant-based credit facilities totaling $3.6 billion, with a maturity date extension to June 10, 2020.
Crescent Point’s credit facilities provide the Company with significant financial liquidity. As at June 26, 2017, Crescent Point is estimated to have an unutilized credit capacity of approximately $1.5 billion with no material near-term debt maturities.
“The renewal of our credit capacity reflects the strong economics within our high-quality asset base,” said Scott Saxberg, president and CEO of Crescent Point. “This financial flexibility is especially important in the current oil price environment.”
Under the terms of the syndicated unsecured credit facility, the Company maintains the ability to increase its credit capacity by up to $500 million under certain conditions.
“Operationally, Crescent Point continues to execute and remains ahead of its production targets,” said Saxberg. “In Uinta, we are generating strong drilling results and are excited about advancing the horizontal development of this resource play.”
Crescent Point is one of Canada's largest light and medium oil producers, based in Calgary, Alberta. The Company is focused on growing its significant resource base in the Williston Basin, southwest Saskatchewan and the Uinta Basin in Utah. Crescent Point strives to maximize shareholder returns through its total return strategy of long-term growth plus dividend income.
CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations
Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1